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EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
(in thousands, except ratios)	2008	2009	2010	2011	2012
Earnings:
Net earnings	$(192,047)	$(184,495)	$86,248	$105,554	$61,654
Provision for income taxes	(53,729)	(74,006)	(25,812)	59,374	32,949
Fixed charges (less capitalized interest)	4,543	7,618	18,675	50,914	85,943

Total	$(241,233)	$(250,883)	$79,111	$215,842	$180,546
Fixed Charges:
Interest expense(1)	$4,290	$6,918	$16,350	$46,709	$81,383
Amortization of deferred loan costs	120	546	2,132	3,871	4,816
Interest component of rental expense	133	154	193	334	371

Total	$4,543	$7,618	$18,675	$50,914	$86,570
Ratio of earnings to fixed charges(2)	N/A (3)	N/A (3)	4.2	4.2	2.1

(1)
Interest expense is gross of interest income for all periods presented and includes capitalized interest of $627 for the year ended December 31, 2012.

(2)
We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we have no preferred stock outstanding as of the date of this prospectus.

(3)
Due to our net operating losses for each of the years ended December 31, 2009 and 2008, the respective ratios of coverage were less than 1:1. To achieve the ratio coverage of 1:1, we would have needed additional earnings of approximately $258.5 million and $245.8 million, respectively.

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  EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES